Exhibit 99.24

Peter Flagel Director Gibbons P.C. One Pennsylvania Plaza 45th Floor, Suite 4515 New York, NY 10119 Direct: 212-613-2091 Fax: +1 212-554-9685 pflagel@gibbonslaw.com

October 29, 2024

VIA EMAIL

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg

Mr. Jose Antonio Vieira, Chief Executive Officer

Board of Directors:

Mr. Kyle P. Bransfield

Mr. Luis Fernando Castro

Mr. Jose Minski

Ms. Sandra Sanchez y Oldenhage

Mr. David Yanovich Wancier

Mr. Alberto Eguiguren Correa

Copies to:

Procaps Group S.A. 9 Rue De Bitbourg L-1273 Luxembourg Grand Duchy of Luxembourg	Ms. Marcela Carvajalino Pagano VP of Legal Affairs
Greenberg Traurig, P.A. 333 S.E. 2nd Avenue, Miami, FL 33131	Raffael Fiumara Shareholder Arnaldo C. Rego, Jr. Shareholder
Linklaters LLP 1290 Avenue of the Americas New York, NY 10104	Adam Lurie Matthew Poulter

Re:	Reimbursement of Investigation Costs

Dear Members of the Board of Directors:

As you know, we represent Hoche Partners Pharma Holding S.A. (“Hoche”), a key minority shareholder of Procaps Group S.A. (“Procaps” or the “Company”). On July 25, 2024, Mr. Alejandro Weinstein, on behalf of Hoche made a first non-binding bona fide offer to the Board of Directors (the “Board”) of Procaps to address the Company’s imminent financing needs. That offer expired without a transaction on July 28, 2024.

October 29, 2024

Despite all the accounting illegalities that have been disclosed since then (and many of which, we assume, are still being investigated); the numerous related party transactions that have either not been recorded or not recorded properly; the Company’s liquidity crunch; its imminent delisting from Nasdaq; and its violation of financial loan covenants, Hoche, keeping in mind the true potential of Procaps’ business, made another offer to the majority shareholder to re-capitalize the Company. Specifically, on October 20, 2024, Mr. Alejandro Weinstein, on behalf of Hoche, made a second generous offer totaling $40 million to infuse liquidity into the Company, half of which would be available immediately and the other half would be raised and invested by the end of the year. Obviously, given the fact that Procaps’ financial situation and public-market reputation had deteriorated further, Hoche’s new offer came with a number of conditions. The conditions sought to make corporate governance and voting changes affecting the majority shareholders, while at the same time allowing for the majority shareholders to participate in capital raises. It goes without saying, however, that it was crucial that the majority shareholders reimburse the Company for expenses associated with the accounting investigation. The majority shareholders, again, refused to recognize the seriousness of Procaps’ financial situation, and continued to resist Hoche’s offer and make unacceptable counter-offers, including rejecting the requirement to reimburse the Company for the costs of the investigation. It became clear that the majority shareholders were apparently proffering terms for their sole benefit. As a result, and as communicated to the Board of Procaps on October 28, 2024, Hoche was forced to withdraw its offer.

The expiry of the forbearance period with the Company’s lenders, operational liquidity issues, macroeconomic challenges and increased debt have left the Company with little to no options. It is apparent that the majority shareholders are not interested in improving the Company’s financial situation and market reputation. In light of the Company’s imminent financial distress and results of the internal investigation, Hoche has serious doubts that Procaps will be able to regain compliance with Nasdaq’s listing requirements by November 11, 2024 and file its Form 20-F for the year ended December 31, 2023 within any reasonable timeline.

Hoche reminds the board that it has a fiduciary duty to maximize the value of consideration that is attainable for shareholders and to protect its creditors in times of financial distress. Additionally, directors must act in good faith and with the degree of diligence, care, and skill that a prudent person would exercise under similar circumstances.

The Board also has a duty of care and a duty of loyalty to the shareholders. As part of these duties, it is imperative that the Board take all necessary action against the majority shareholders to seek reimbursement of the costs of the internal investigation. It is also the Board’s duty to pursue potential financing transactions with the necessary diligence to avoid an imminent delisting and bankruptcy of the Company. At this point it seems clear, based at least on the non-reactions we have received so far, that the Board has not complied with any of these duties. Rather, the Board’s interests have been solely guided by the interests of protecting and enriching the majority shareholders.

Hoche’s offers are no longer valid, and it expects the Board to act independently and work out a solution with the majority shareholders. At the very least, the Board must expeditiously engage in urgent discussions with the majority shareholders to explore all possible avenues to avoid delisting and bankruptcy. Hoche continues to be concerned that the Board’s inability to act is enabling the majority shareholders continue to weigh options to maximize their gain in stark conflict with the benefit of all stakeholders.

Further, Hoche urges the Board to immediately pursue all action necessary to demand reimbursement of the costs of the investigation, conclude the internal investigation, file the Form 20-F for 2023, and begin the preparation of the 2024 audited financials to be disclosed to the market.

Hoche is currently analyzing the situation and reserves all rights of action it may have.

Sincerely,

/S/ peTER FLAGEL

Peter Flagel
Director